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                                                                    Exhibit 99.1

CANWEST SELLS SHARES OF ULSTER TELEVISION PLC., (UTV) FOR PNDS STLG 59 MILLION



         WINNIPEG, June 30 /CNW/ - CanWest Global Communications Corp. announced today that its wholly owned subsidiary, CanWest International Communications Inc., has sold its holding of 15,763,545 million common shares of Ulster Television Plc., for pnds stlg 3.75 per share in a transaction effected through the London Stock Exchange. The cash proceeds from the transaction of approximately pnds stlg 59 million, (approximately C$145 million) will be used to reduce bank debt. CanWest will record a gain on the sale of the UTV shares of approximately $50 million.

         "The sale of CanWest's shares in UTV is consistent with the previously stated intention of the Company to divest non-core, non-strategic assets. While valuable in its own right, CanWest's investment in UTV was no longer considered to be of strategic importance in terms of the Company's overall media strategy," said Leonard Asper, President and Chief Executive Officer, CanWest Global Communications Corp. CanWest acquired its interest in UTV in late 1997 and in the intervening period has received $33 million in dividends from UTV.

         CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.S and CGS.A, www.canwestglobal.com) is an international media company. CanWest, Canada's largest publisher of daily newspapers, owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia, Ireland and the United Kingdom. The Company's program production and distribution division operates in several countries throughout the world.

         For further information: Geoffrey Elliot, Vice President, Corporate Affairs, Tel: (204) 956-2025, Fax: (204) 947-9841, gelliot@canwest.com; John Maguire, Chief Financial Officer, Tel: (204) 956-2025, Fax: (204) 947-9841, jmaguire@canwest.com